[redacted]

15048686

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH., D.C.
404

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SEC FILE NUMBER
8-40919

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Benedetto, Gartland & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1180 Avenue of the Americas, 16th Floor
(No. and Street)

New York	**New York**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mayme Tong **(212) 424-9708**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio, LLP
(Name — if individual, state last, first, middle name)

460 Park Avenue	**New York**	**New York**	**10022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant'
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

* AB 3/12

OATH OR AFFIRMATION

I, Mayme Tong , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benedetto, Gartland & Company, Inc. ,as of **December 31,2014** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUDITH A. MICELI
Notary Public, State Of New York
No.01MI4860689
Qualified In New York County
Commission Expires May 27, 2018

M. Tong
Signature

CFO
Title

Judith A. Miceli
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A reconciliation of net capital per original focus report to net capital.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENEDETTO, GARTLAND & COMPANY, INC.

REPORT ON STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED
DECEMBER 31, 2014

BENEDETTO, GARTLAND & COMPANY, INC.

INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholder of
Benedetto, Gartland & Company, Inc.:

We have audited the statement of financial condition of Benedetto, Gartland & Company, Inc. (a New York corporation), as of December 31, 2014, filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. Benedetto, Gartland & Company, Inc.'s management is responsible for the statement of financial condition. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Benedetto, Gartland & Company, Inc. as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Farkouh Furman & Faccio LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 25, 2015

BENEDETTO, GARTLAND & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	151,892
Prepaid expenses		71,882
Machinery and equipment, net of accumulated depreciation of $1,184		7,546
Other assets		9,950
Total assets	$	241,270

LIABILITIES

Accrued expenses	$	3,452

STOCKHOLDER'S EQUITY

Common stock, $.01 par value, 200 shares authorized, 100 shares issued and outstanding		1
Additional paid-in capital		4,185,634
(Deficit)		(3,947,817)
Total stockholder's equity		237,818
Total liabilities and stockholder's equity	$	241,270

The notes to the statement of financial condition
are made a part hereof.

BENEDETTO, GARTLAND & COMPANY, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2014

ORGANIZATION AND NATURE OF BUSINESS:

Benedetto, Gartland & Company, Inc. (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as a "broker/dealer" pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Agency. The principal business of the Company is to render investment banking services. The Company, which was formed as part of a reorganization of the Parent, is a wholly owned subsidiary of Benedetto, Gartland Group, Inc. (the "Parent"). The Company was incorporated on November 26, 2002 and commenced operations on December 23, 2002.

On September 30, 2014, with the approval of FINRA, the Parent sold the Company to a current shareholder of the Parent for $1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

METHOD OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which revenues are earned regardless of when cash is received, and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

FEES RECEIVABLE - Fees receivable are recorded at their estimated net realizable value, net of an allowance for doubtful accounts. The Company's estimate of the allowance for doubtful accounts is based upon historical experience, its evaluation of the status of receivables, and unusual circumstances, if any. Fees considered uncollectible are charged against the allowance.

MANAGEMENT'S USE OF ESTIMATES AND ASSUMPTIONS - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES - The Company is an "S" corporation for federal and state income tax purposes. Accordingly, the Company is not subject to federal and state income taxes as the net income or (loss) of the Company flows through to its shareholder. The Company is, however, subject to income taxes in New York City. The results of the operations of the Company from January 1 to September 30, 2014 are included in the consolidated income tax returns filed by the Parent (the "Consolidated Tax Group"). The tax provision of the Consolidated Tax Group, if any, is allocated to the Company on a basis consistent with that outlined in Related Party Transactions and is not a representation of the Company filing a separate tax return. Pursuant to the sale of the Company by the Parent, the Company, as an "S" corporation, will file its own separate entity tax returns for the period October 1 to December 31, 2014.

(Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued):

Generally, the Company is subject to income tax examinations by major taxing authorities during the three year period prior to the period covered by these financial statements. The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2014. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

REVENUE RECOGNITION - Investment banking and advisory fees are recognized as revenue when earned by the Company. Gains or losses resulting from foreign currency translations are included in net income.

CASH AND CASH EQUIVALENTS - The Company considers its short-term money market fund investments to be cash equivalents.

MACHINERY AND EQUIPMENT – Machinery and equipment are stated at their cost and are depreciated using the straight-line method over five years.

CONCENTRATION OF RISK OF CUSTOMERS:

The Company's investment banking activities are conducted with counterparties which include private equity funds. In the event these counterparts do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit-worthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. At December 31, 2014 and for the year then ended, the Company had no fees receivable and investment banking fees revenue. Advisory fees revenue was from four such counterparties, of which 96% is from one counterparty.

(Continued)

BENEDETTO, GARTLAND & COMPANY, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2014

NET CAPITAL REQUIREMENTS:

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5,000 or 6 2/3% of the Company's aggregate indebtedness as defined. At December 31, 2014, the Company had net capital of $148,440 which exceeded the minimum net capital requirement of $5,000 by $143,440 and the Company's ratio of aggregate indebtedness to net capital was 0.0 to 1.

STOCKHOLDER'S EQUITY:

In previous years, the Parent forgave net expenses allocated to the Company pursuant to a service agreement (see Related Party Transactions). This forgiveness was treated as a deemed capital contribution and is recorded in additional paid-in-capital. As a result of discussions with the Company's FINRA coordinator, starting January 1, 2014, this methodology was discontinued and the Company will make cash advances to the Parent for the allocated expenses. At January 1, 2014, the Parent contributed additional paid-in-capital of $91,689 through the assignment of prepaid expenses.

CONCENTRATION OF CREDIT RISKS ARISING FROM CASH DEPOSITS IN EXCESS OF INSURED LIMITS:

The Company maintains its cash at one bank. On occasion during the year, the balances on deposit were in excess of the FDIC insurance limit of $250,000.

RELATED PARTY TRANSACTIONS:

The Company and the Parent entered into a Service Agreement dated November 27, 2002 and amended October 1, 2005. Pursuant to this agreement, the Parent charges the Company its share of expenses related to the conduct of the Company's business. These expenses include rent, utilities, depreciation, salaries, bonuses, taxes, legal and professional fees and other expenses as defined in the Service Agreement. The Company's share of these net expenses from January 1 to June 30, 2014 was $254,043. The Service Agreement was terminated effective July 1, 2014.

SUBSEQUENT EVENTS:

The date to which events occurring after December 31, 2014, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February 25, 2015 which is the date on which the financial statements were available to be issued.